Exhibit 99.1

December 20, 2017	TSX: GPR
For Immediate Release	NYSE American: GPL

NEWS RELEASE

GREAT PANTHER SILVER UPDATES MINERAL RESOURCE ESTIMATE AT THE CORICANCHA MINE, PERU

GREAT PANTHER SILVER LIMITED (TSX: GPR; NYSE American: GPL) (“Great Panther”; the “Company”) announces that it has completed an updated Mineral Resource Estimate in accordance with National Instrument 43-101 for the Company’s 100% owned Coricancha Mine located approximately 90 kilometres east of Lima, Peru. This estimate was prepared by Ronald Turner, P.Geo., of Golder Associates S.A., the Qualified Person.

"This resource update confirms the potential in the Coricancha Mine area and allows the Company to initiate additional engineering studies required to support a positive production decision", stated James Bannantine, President & CEO. “We are all very excited about the prospects for the Coricancha Mine and look forward to taking the next step in Great Panther’s growth strategy by adding a base of operations in Peru.”

The Measured and Indicated tonnes and grades in this Mineral Resource Estimate compare well with those from the Historical Resource Estimate of 2012, providing a high degree of confidence in the results (see below). The tonnes in the Inferred category are now lower due to the different search parameters used but it may be possible to replace these tonnages with additional drilling.

Great Panther is completing optimization studies and is evaluating alternative mining methods to reduce costs and project risk. The Company plans to release additional technical studies for the project in the second quarter of 2018.

Updated 2017 Mineral Resource Estimate for the Coricancha Mine, Peru

Measured
Mine	Tonnes	Au (g/t)	Ag (g/t)	Pb (%)	Zn (%)	Cu (%)	Ag eq gpt	Ag eq oz (M)
Constancia	270,336	6.2	219	2.36	3.44	0.43	1,064	9.24
Wellington	92,328	6.1	184	1.69	3.95	0.51	1,028	3.05
Escondida	15,362	0.9	279	0.28	1.35	3.20	832	0.41
Constancia East	16,315	6.0	143	1.97	2.16	0.11	836	0.44
San Jose	6,922	5.8	212	4.49	2.94	0.30	1,078	0.24
Colquipallana	2,944	3.4	220	3.67	5.26	0.21	995	0.09
Total Measured	404,205	5.9	210	2.16	3.43	0.54	1,037	13.49

Indicated
Mine	Tonnes	Au (g/t)	Ag (g/t)	Pb (%)	Zn (%)	Cu (%)	Ag eq gpt	Ag eq oz (M)
Constancia	218,545	6.0	188	2.09	3.08	0.34	968	6.80
Wellington	77,080	6.0	186	1.68	3.66	0.52	1,004	2.49
Escondida	21,406	1.0	238	0.24	1.08	2.84	733	0.50
Constancia East	18,636	5.8	137	1.93	1.95	0.11	798	0.48
San Jose	7,673	5.7	217	4.76	2.93	0.30	1,084	0.27
Colquipallana	5,215	3.4	207	3.31	5.14	0.19	953	0.16
Total Indicated	348,554	5.6	189	1.95	3.05	0.52	955	10.71

Measured & Indicated
Mine	Tonnes	Au (g/t)	Ag (g/t)	Pb (%)	Zn (%)	Cu (%)	Ag eq gpt	Ag eq oz (M)
Constancia	488,881	6.1	205	2.24	3.28	0.39	1,021	16.05
Wellington	169,408	6.0	185	1.69	3.82	0.51	1,017	5.54
Escondida	36,767	1.0	255	0.26	1.19	2.99	775	0.92
Constancia East	34,950	5.9	139	1.95	2.05	0.11	816	0.92
San Jose	14,594	5.7	215	4.63	2.93	0.30	1,081	0.51
Colquipallana	8,159	3.4	212	3.44	5.18	0.20	968	0.25
Total M & I	752,759	5.8	200	2.06	3.26	0.53	999	24.20

Inferred
Mine	Tonnes	Au (g/t)	Ag (g/t)	Pb (%)	Zn (%)	Cu (%)	Ag eq gpt	Ag eq oz (M)
Constancia	532,422	5.3	215	1.71	3.29	0.40	950	16.25
Wellington	238,811	5.4	219	1.06	3.95	0.78	1,014	7.78
Escondida	96,926	2.2	208	0.26	2.24	1.90	751	2.34
Constancia East	49,234	5.7	125	1.66	1.57	0.21	760	1.20
San Jose	14,174	5.7	213	4.34	2.78	0.28	1,049	0.48
Colquipallana	11,592	3.7	117	2.98	3.15	0.15	743	0.28
Total Inferred	943,160	5.0	209	1.45	3.25	0.64	934	28.36

Notes for Mineral Resource Estimates

1.	Cut-offs are based on an estimated $140 Net Smelter Return (NSR)/tonne.
2.	Metal prices used to calculate NSR: $1,300 per ounce (oz) Au, $17/oz Ag, $1.15 per pound (lb) Pb, $1.50/lb Zn, $3.00/lb Cu
3.	Block model grades converted to United States Dollar (US$) value using plant recoveries of 92.1% Ag, 80.2% Au, 77.3% Pb, 82.6% Zn, 52.7% Cu.
4.	Rock Density for Constancia: 3.3 tonnes per cubic meter (t/m³), Wellington, Constancia East, Escondida, San Jose: 3.2 t/m³, Colquipallana: 2.9 t/m³.
5.	Totals may not agree due to rounding.
6.	Grades in metric units.
7.	All currencies US dollars.
8.	Ag equivalent ounces (eq oz) million (M) is calculated from gpt data
9.	AgEq g/t = Ag g/t + (Pb grade x ((Pb price per lb/Ag price per oz) x 0.0685714 lbs per Troy Ounce x 10000 g per %)) +(Zn grade x ((Zn price per lb/Ag price per oz) x 0.0685714 lbs per Troy Ounce x 10000 g per %)) + (Cu grade x ((Cu price per lb/Ag price per oz) x 0.0685714 lbs per Troy Ounce x 10000 g per %)) + (Au grade x (Au price per oz/Ag price per oz)).

The last published Resource Estimate for the Coricancha Mine has an effective date of December 31, 2012 (see Nyrstar news release February 7, 2013 and table below). Great Panther considers this estimate historical in nature and is referenced for historical purposes only and should not be relied upon.

Coricancha Mine Historical Mineral Resources (December 31, 2012) *

Category	Tonnes	Au g/t	Ag g/t	Pb %	Zn %	Cu %	Ag eq gpt	Ag eq oz (M)
Measured	630,000	5.18	169.85	2.10	2.97	0.38	1070	15.56
Indicated	260,000	4.72	186.07	1.66	3.45	0.54	1090	6.43
Total M&I	890,000	5.04	174.62	1.97	3.11	0.42	1075	21.96

Inferred	4,880,000	4.91	224.54	1.57	2.98	0.48	1078	124.6

* see Nyrstar news release February 7, 2013

The above updated resource estimates included in this news release were classified per the CIM Definition Standards on Mineral Resources and Mineral Reserves and, as such, are consistent with the requirements of NI 43-101. The Mineral Resource Estimate was constructed under supervision of Ronald Turner, P.Geo. of Golder Associates S.A., the Qualified Person. The Mineral Resource Estimate was completed using MicroMine 3D geological software, and the inverse distance cubed estimation technique was utilized in the estimation of grade to each of the blocks in the block models. A Company-proprietary Net Smelter Return ("NSR") calculator, considering mill recoveries, smelter terms, and designated metal prices converted block grades into NSR (US$) values.

The Company's QA/QC program includes the regular insertion of blanks, duplicates, and standards into the sample shipments; diligent monitoring of assay results; and necessary remedial actions.  Sample assaying was completed at the independent SGS-Lima lab in Lima, Peru.  The gold was analyzed by fusion with 30 g fire assay and atomic absorption spectroscopy (AAS) finish, with the resulting values reported in parts per million (code FAA313). The remaining 52 elements were analyzed by mass spectrometry of inductively coupled plasma (ICPMS) and the resulting values were reported in parts per million (code IMC12B). Any gold results that exceeded the limit of detection were re-analyzed by fire assay with a gravimetric finish (code FAG303). Any silver results that exceeded the limit of detection (>10g/t) were re-analyzed by fire assay with a gravimetric finish (code FAG313). Any other metals that exceeded the limit of detection were re-analyzed by ICP-AAS (code AAS11B).

The technical information contained in this news release has been reviewed and approved by Matthew Wunder, P. Geo., Vice-President Exploration for the Company and the Qualified Person (QP) for the Coricancha Mine Complex under the meaning of NI 43-101. Aspects relating to mining and metallurgy are overseen by Ali Soltani, Chief Operating Officer for Great Panther.

ABOUT GREAT PANTHER

Great Panther Silver Limited is a primary silver mining and exploration company listed on the Toronto Stock Exchange trading under the symbol GPR, and on the NYSE American under the symbol GPL.  Great Panther's current activities are focused on the mining of precious metals from its two wholly-owned operating mines in Mexico: the Guanajuato Mine Complex and the Topia Mine in Durango.  The Company is also evaluating the restart of the Coricancha Mine in Peru, which it acquired earlier this year; and continues to pursue the acquisition of additional mining operations or projects in the Americas.

James Bannantine

President & CEO

CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of Canadian securities laws (together, "forward-looking statements"). Such forward-looking statements include but are not limited to statements regarding the timing and results of technical, economic and optimization studies, including plans for additional drilling and resource delineation and the overall economic potential of the Coricancha Mine; and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements expressed or implied by such forward-looking statements to be materially different. Such factors include, among others, risks and uncertainties relating to potential political risks involving the Company's operations in a foreign jurisdiction, and the potential for unexpected costs and expenses, physical risks inherent in mining operations, operating or technical difficulties in mineral exploration, fluctuations in the price of silver, gold and base metals, completion of economic evaluations, changes in project parameters as plans continue to be refined, and other risks and uncertainties, including those described in the Company's Annual Information Form for the year ended December 31, 2016 and Material Change Reports filed with the Canadian Securities Administrators available at www.sedar.com and reports on Form 40-F and Form 6-K filed with the Securities and Exchange Commission and available at www.sec.gov. There is no assurance that such forward looking statements will prove accurate and results may vary materially from such forward-looking statements. Readers are cautioned not to place undue reliance on forward looking statements. The Company has no intention to update forward looking statements except as required by law.

For more information, please contact:

Spiros Cacos

Director Investor Relations

Toll free: 1 888 355 1766

Tel: +1 604 638 8955

scacos@greatpanther.com

www.greatpanther.com